SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-102)
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)
Douglas McClain, Jr. Argyll Equities, LLC 10815 Rancho Bernardo Road Suite 101 San Diego, California 92127 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 17, 2008 and December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 7

1.	NAME OF REPORTING PERSONS: Argyll Equities, LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,758,287
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,758,287
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,758,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.39%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof

CUSIP No. 452530 10 1	13D	Page 3 of 7

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,758,287 **
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,758,287
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof

CUSIP No. 452530 10 1	13D	Page 4 of 7

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x**
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,758,287
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,758,287
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof

CUSIP No. 452530 10 1	13D	Page 5 of 7

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Equities, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A (previously filed) also sets forth the name, business address, present principal occupation and other information with respect to the Reporting Persons.  The business address of the Reporting Persons recently changed to 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127 but the other information in Exhibit A (previously filed) remains the same.

Argyll is the owner of  11,758,287 shares of Common Stock of the Issuer.  Argyll is jointly owned 50/50 by its members, Douglas McClain, Jr. and James T. Miceli.  There is no agreement or arrangement by Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Argyll disposed of 574,677 shares of Common Stock of the Issuer to a third party for approximately $2,384,909.50 in deemed value on or about June 16, 2008 and effective as of September 17, 2008 in a privately negotiated transaction which was in partial settlement of certain unrelated litigation.

On December 4, 2009, Argyll Equities entered into a settlement agreement in certain unrelated litigation pursuant to which it agreed to retire an aggregate of 2,950,000 shares of Common Stock of the Issuer held by it to the treasury of the Issuer for no consideration. Such shares were retired effective December 14, 2009.

ITEM 4.  PURPOSE OF TRANSACTION

Argyll disposed of 574,677 shares of Common Stock of the Issuer to a third party for approximately $2,384,909.50 (or $4.15 per share) in deemed value in a privately negotiated transaction on or about June 16, 2008 and effective as of September 17, 2008 which was in partial settlement of certain unrelated litigation.  Argyll retired 2,950,000 shares of Common Stock of the Issuer to the treasury of the Issuer for no consideration effective December 14, 2009 in partial settlement of certain unrelated litigation. Argyll continues to own 11,758,287 shares of Common Stock of the Issuer.

CUSIP No. 452530 10 1	13D	Page 6 of 7

James T. Miceli has had numerous conversations with other stockholders of the Issuer who believe that a short position exists in the Issuer's stock. James T. Miceli and the other stockholders of the Issuer are considering ways to address the short position. Proposals have included a reverse stock split or retirement of most of the outstanding shares of the Issuer. Douglas A. McClain, Jr. has not been involved in any of these conversations nor has he reviewed or approved any proposals in any capacity including as an officer, director or 50% owner of Argyll Equities, LLC.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 11,758,287 shares of Common Stock
Percent of class: 4.39% based on 267,552,719 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote - 0
(ii) Shared power to vote or to direct the vote – 11,758,287
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of – 11,758,287

(c)	The information with respect to the disposition of the Common Stock of the Issuer by Argyll, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	December 14, 2009.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Argyll was subject to a Sales Plan Agreement dated August 23, 2007 (but effective on or about October 26, 2007) between Argyll and BMA Securities Inc. that contained certain plans with regard to future sales by Argyll of the Common Stock of the Issuer (previously filed), which agreement expired by its terms on or about October 27, 2008.

CUSIP No. 452530 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 11, 2010

ARGYLL EQUITIES, LLC

By: /s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr. Title: President

By: /s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr.

/s/ James T. Miceli
James T. Miceli